Exhibit 99.1

Rezolve Ai Secures $9.8 Million Annual Contract with Liverpool Mexico

Liverpool contract affirms effectiveness of Google - Rezolve distribution deal

New York and Mexico City – April 15, 2025 – Rezolve Ai (NASDAQ: RZLV), a global leader in AI-powered commerce technology, is proud to announce a landmark $9.8 million yearly contract with Liverpool Mexico, the country’s premier department store chain. This multi seven-figure deal highlights Liverpool’s strong endorsement of Rezolve Ai’s innovative technology stack Brain Commerce, including the cutting-edge SEO Studio which is deeply integrated with Google’s ecosystem to deliver unparalleled results.

Liverpool Mexico’s decision to invest in Rezolve Ai’s technology underscores the transformative impact of its AI-driven solutions. The partnership also highlights Rezolve Ai’s strategic alignment with Google, leveraging its powerful tools and infrastructure to drive measurable success in digital commerce.

“This $9.8 million contract is a powerful affirmation of our technology stack and its ability to deliver exceptional results,” said Daniel M Wagner, Chairman and CEO at Rezolve Ai. “Our AI-driven solutions, combined with our strategic relationship with Google, have enabled Liverpool to achieve remarkable growth in digital engagement and revenue. This partnership is a testament to the strength of our platform and the trust Liverpool places in our ability to drive innovation.”

Rezolve Ai’s Brain Commerce includes SEO Studio which maximizes organic traffic by leveraging Google’s search algorithms, and revolutionizes product discovery and personalization, creating a tailored shopping experience for Liverpool’s customers. This has been pivotal in helping Liverpool maintain its leadership in Mexico’s competitive retail landscape, reinforcing Rezolve Ai’s position as a trusted partner in digital transformation.

“Rezolve Ai’s technology has been a game-changer for our digital strategy,” said Antonino Guichard González, Chief Digital Officer at Liverpool Mexico. “Their AI-driven solutions, combined with their deep integration with Google, have allowed us to optimize our online presence and deliver a superior shopping experience to our customers. This investment reflects our confidence in Rezolve Ai’s ability to continue driving innovation and growth.”

With a network of 303 stores, 28 shopping centers, and a robust e-commerce platform, Liverpool Mexico has long been a trailblazer in the retail sector. Their investment in Rezolve Ai’s technology is a testament to the measurable outcomes - enhanced customer experiences and significant revenue growth - that have defined this partnership.

“We’re honored to be recognized as one of Liverpool’s most strategic technology partners,” added Daniel M Wagner. “This contract not only validates the effectiveness of our solutions but also highlights the importance of our relationship with Google in delivering cutting-edge commerce experiences. Together, we are setting the stage for even greater advancements in retail innovation.”

As Rezolve Ai continues to empower businesses globally, this contract with Liverpool Mexico marks a milestone in its mission to redefine commerce through artificial intelligence, delivering unparalleled value to its partners and their customers.

ENDS

About Rezolve Ai

Rezolve Ai (NASDAQ: RZLV) is an industry leader in AI-powered solutions, specializing in enhancing customer engagement, operational efficiency, and revenue growth. The Brain Suite delivers advanced tools that harness artificial intelligence to optimize processes, improve decision-making, and enable seamless digital experiences. For more information, visit www.rezolve.com.

About El Puerto de Liverpool

El Puerto de Liverpool is Mexico’s leading omnichannel retailer, operating 303 stores, including Liverpool and Suburbia locations, as well as 112 specialized boutiques and 28 shopping centers across 18 states. For 175 years, Liverpool has been a trusted provider of quality products and services, ranging from fashion and technology to home goods and interior design. The company is recognized as one of the best places to work in Mexico, employing over 76,000 people nationwide. Liverpool is committed to innovation, efficiency, and social responsibility, ensuring it remains a leader in Mexico’s retail sector. For more information, visit www.liverpool.com.mx.

Media Contact

Rezolve Ai
Urmee Khan - Global Head of Communications
urmeekhan@rezolve.com
+44 7576 094 040

Investor Contact

CORE IR

+15162222560

investors@rezolve.com

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1996. The actual results of Rezolve Ai Limited (“Rezolve”) may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect”, “estimate”, “project”, “budget”, “forecast”, “anticipate”, “intend”, “plan”, “may”, “will”, “could”, “should”, “believes”, “predicts”, “potential”, “continue”, and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Rezolve’s expectations with respect to the expected impact of its contract with Liverpool Mexico and the revenue Rezolve will receive from such contract. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Forward-looking statements in this press release include Rezolve expectations You should carefully consider the risks and uncertainties described in the “Risk Factors” section of Rezolve’s amended registration statement on Form F-4 (File No. 333-272751) filed with the U.S. Securities and Exchange Commission ("SEC") on July 5, 2024, and declared effective by the SEC on July 9, 2024 (the "Registration Statement") and its subsequent filings made with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside Rezolve’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) competition, the ability of Rezolve to grow and manage growth profitably, and retain its management and key employees; (2) costs related to Rezolve’s completed business combination with Armada Acquisition Corp. I; (3) changes in applicable laws or regulations; and (4) weakness in the economy, market trends, uncertainty and other conditions in the markets in which Rezolve operates, and other factors beyond its control, such as inflation or rising interest rates. Rezolve cautions that the foregoing list of factors is not exclusive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. Neither Armada nor Rezolve undertakes or accepts any obligation to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.